Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William L. Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	12016-001

September 20, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Jay Ingram Legal Branch Chief

Dear Sirs:

Re:	Pacific Green Technologies Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form 10 Filed August 23, 2012 File No. 000-54746

We are the solicitors for the Company.  We refer to your letter of September 6, 2012 addressed to the Company with your comments on the Company's Amendment No. 1 to Registration Statement on Form 10, filed August 23, 2012.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.
Comment:  Please provide the interim financial statements of Pacific Green Technologies Limited as of June 30, 2012, pursuant to the requirements of Rule 8-08 of Regulation S-X .  Also please update your MD&A and wherever else you discuss your results of operations, financial condition and liquidity accordingly.  For example, you should now revise your discussion related to prior comment 18 to be through the updated date.

Response:

The financial statements for the period ended June 30, 2012 have been filed with the amended registration statement, and the registration statement has been updated throughout accordingly.

Cover Page

2.	Please check the box indicating your filing status.

Response:

The missing box has been checked

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3.
Please relocate the discussion of the exemptions available to you as an Emerging Growth Company to a more appropriate place in the document, such as in your Business section.  Please also revise the disclosure to clearly and concisely present the various exemptions that are available to you.  We note, in particular, that your description of Section 404(a) is unclear and does not appeal relevant.  Please also disclose the other exemptions available for you, including that (1) for so long as you are an emerging growth company, you will be permitted to provide the scaled executive compensation disclosure applicable to smaller reporting companies even if you no longer qualify as a smaller reporting company, and (2) as an emerging growth company, you are exempt from PCAOB, please provide appropriate risk factor disclosure concerning these exemptions.

Response:

The disclosure has been relocated to the Business section and has been revised pursuant to your comment.  The reference to section 404(a) has been provided solely to place the section 404(b) exemption in proper context, as both relate to internal control issues.

Business, page 4

4.	We note your response to comment five of our letter dated July 30, 2012. Please disclose in your business section that you intend to complete an acquisition of Enviro.

Response:

The requested disclosure has been added.

5.
We note your revised disclosure in response to comment nine of our letter dated July 20, 2012.  Please disclose that Sichel is also a significant shareholder of Enviro and has a management services contract with Enviro.

Response:

The requested disclosure has been added.

Risk Factors, page 15

6.
We have read your response to comment 14 of our letter dated July 30, 2012.  Your risk factor on page 21 explains that you may need to hire additional personnel to implement appropriate internal controls, processes, and reporting procedures and suggest failure to clearly state, if true, you have no employees with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP.  If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X.  The risk factor disclosure should specifically address this.

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Response:

The risk factor has been revised and expanded upon to address the comment.

Directors and Executive Officers, page 28

7.
We note your revisions in response to comment 22 of our letter dated July 30, 2012.  Please further revise your disclosure to indicate that Pay By The Day is the former name of Tucana Lithium.  The current language suggests that these are two independent companies and that Pay Bt The Day is still in operation.  Please also include the dates of Mr. Starkman's employment at each of these companies.  Further, we note that Mr. Starkman has been employed at other companies in the past five years.  For example, it appears that Mr. Starkman was President of Guardians of Gold in 2011.  Please revise your disclosure to include complete biographical information for Mr. Starkman as required by Item 401 Regulation S-K.

Response:

The information pertaining to Mr. Starkman has been clarified pursuant to the comment.

Results of Operations, page 22

8.
We have read your response to comment 30 in our letter dated July 30, 2012.  Please expand your discussion of results of operations to quantify material items that may impact the post-merger financial statements going forward, specifically quantifying the amount of interest expense from the promissory note.

Response:

The results of operation disclosure has been amended with the addition of the promissory note repayment terms and conditions, which will be the most material aspect going forward to the Company’s financial statements.  The promissory note does not bear interest, and this has been clarified.

Liquidity and Financial Condition, page 22

9.	Please clarify how your disclosure that your "monthly expenses are approximately $6,000 per month," considers the $20,000 monthly consulting fees owed to Sichel.

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Response:

This statement has been clarified with the reference to an assumption that Sichel will continue to accrue its consulting fees, which cannot be assured, in which case the expense estimate will remain accurate.

Certain Relationships and Related Transactions and Director Independence, page 32

10.
We note from your response and revision on page 22 related to comment 18 in our letter dated July 30, 2012 that you have paid material consulting fees to Joseph Kelly, the director of PGT.  Please tell us your consideration for not including these transactions herein, or revise to do so.

Response:

The related party disclosures have been revised with the addition of amounts paid to Joseph Kelly for the periods ended March 31, and June 30, 2012.

11.
We note your revisions in response to comment 25 of our letter dated July 30, 2012.  However, it does not appear that you have listed all parents of Pacific Green Technologies, Inc. and listed the percentage of voting securities owned by each immediate parent, as required by Item 404(d)(3) of Regulation S-K.  Please revise accordingly.

Response:

The disclosure as drafted did appear to describe the intercorporate relationships accurately, and the wholly owned aspect (i.e. 100% ownership), where applicable.  It has now been revised to also refer to the \percentage ownership of the Company held by Pacific Green Group Limited

Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters, page 34

12.	We note that Pacific Green Technologies Inc. is quoted on the Pink Sheets under the symbol "PGTK." Please revise your disclosure accordingly.

Response:

The symbol reference has been updated.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/William L. Macdonald

William L. Macdonald

WLM/sk

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.